82-1468 DC

04020699

March 18, 2004

Act: 34
Section: 16
Rule:
Public Availability: *7-14-04

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Credit Suisse First Boston ("CSFB")
Incoming letter dated March 16, 2004

You have asked the Division's view concerning the application of Rule 16c-4 under Section 16 of the Securities Exchange Act of 1934 ("Exchange Act") to CSFB's proposed collar transactions ("Transactions") with executive officers subject to Section 16 ("Executives"). Specifically, you ask whether an Executive would be considered, for purposes of Rule 16c-4, to own shares of common stock underlying the Executive's vested and non-forfeitable compensatory employee stock options ("Employee Options").

Each Transaction will be between CSFB (including an affiliate of CSFB) and an Executive of a U.S. company as described in your letter (each, a "Company"). The class of Company common stock ("Common Stock") underlying both the Transactions and the Employee Options will be actively traded on a registered national securities exchange or the NASDAQ National Market System, and issued by a Company that meets the eligibility requirements of General Instructions I.A. and I.B.1 of Form S-3. On the date that each Transaction is entered into ("Commencement Date"):

- The Executive will sell to CSFB a call option ("Call Option") on a fixed number of shares of Common Stock exercisable at a price ("Call Price") above the market value of the Common Stock on the date the Transaction is entered into ("Reference Price"); and

- The Executive will purchase from CSFB a put option ("Put Option") on the same fixed number of shares of Common Stock exercisable at a price ("Put Price") that in all cases will be less than the Call Price.

The number of shares of Common Stock subject to each of the Call Option and Put Option will not exceed the number of shares of Common Stock subject to vested, substantially in-the-money Employee Options held by the Executive on the Commencement Date. Both the Call Option and the Put Option will be "European style" options exercisable only on the same fixed date ("Settlement Date"). The Call Option and Put Option will be inextricably linked so that only one may expire in-the-money, and upon its exercise or repurchase the other would be cancelled. The premium income received by the Executive for writing the Call Option will not exceed the purchase price paid by the Executive for the Put Option.

To secure an Executive's obligations under a Transaction, CSFB will require the Executive to:

- pledge the Employee Options to CSFB;
- provide CSFB with an irrevocable power-of-attorney authorizing CSFB to exercise the Employee Options on the Executive's behalf on the Settlement Date; and
- deposit the exercise price for the Employee Options in escrow with CSFB on the Commencement Date.

If the Executive exercises any of the pledged Employee Options between the Commencement Date and the Settlement Date, the Executive will pledge to CSFB the shares issued upon exercise to replace the Employee Options that were pledged before exercise.

Before the Commencement Date, the Company will make any arrangements necessary to accept notice of exercise from CSFB, and also will agree to waive, or amend the Employee Options to eliminate:

- any transfer restrictions that would preclude a pledge of the Employee Options to CSFB; and
- any forfeiture condition that otherwise might apply to the Employee Options.

The Put Option will provide that if on the Settlement Date the market price of the Common Stock is less than the exercise price of the Employee Options:

- CSFB will have the right to put the shares of Common Stock delivered upon settlement back to the Executive at the Employee Options' exercise price, if the Executive elects stock settlement; and
- The Executive's cash settlement will be calculated using the Employee Options' exercise price, rather than the Settlement Date market price of the Common Stock, if the Executive elects cash settlement.

As stated in Berkshire Hathaway (Nov. 12, 1996), it is generally the Division's view that securities underlying derivative securities are not owned for purposes of Rule 16c-4. However, based on the facts presented, and particularly noting your representation that an Executive will receive no net economic or other benefit if the price of Company Common Stock falls after the Commencement Date, the Division concurs that, for purposes of applying Rule 16c-4 to the Transactions, an Employee will be considered to own the shares of Common Stock underlying Employee Options.

Because this position is based on the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion. This position solely addresses the application of Rule 16c-4 to the Transactions. This position does not address the status under the Securities Act of 1933 or any other provision of the federal securities laws of the Transactions, the parties thereto or any other securities transactions related to the Transactions, including hedging of the Transactions by CSFB as described in your letter.

Your request for confidential treatment pursuant to Regulation 200.81 has been granted for the earliest of (i) 120 days from the date of this letter; (ii) the date the U.S. Patent and Trademark Office grants or denies CSFB's application for a patent with respect to the Transactions; (iii) the date CSFB withdraws that patent application; or (iv) the date that CSFB or any other party makes the subject information publicly available.

Sincerely,

Anne M. Krauskopf

Anne M. Krauskopf
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2004

George Spera
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2604

Re: Credit Suisse First Boston

Dear Mr. Spera:

In regard to your letter of March 16, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

212-848-7636

WRITER'S EMAIL ADDRESS:
gspera@shearman.com

March 16, 2004

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Section 16(c) of the Securities Exchange Act of 1934
Rule 16c-4
Request for Confidential Treatment

Ladies and Gentlemen:

This request for confidential treatment relates to the letter seeking interpretive advice under Rule 16c-4 under the Securities Exchange Act of 1934 that we are submitting simultaneously herewith on behalf of our client Credit Suisse First Boston ("CSFB").

Pursuant to 17 C.F.R. §200.81(b), CSFB requests confidential treatment of its letter seeking interpretive advice. The letter describes transactions that are part of a package of financial services that CSFB has developed at its own cost for the benefit of employees of certain publicly traded companies. CSFB believes that its competitive position would be harmed if a description of the transactions, at the level of detail described in the letter, were publicly available immediately after the Staff issues its response.

On January 22, 2003, CSFB filed an application for a patent with the U.S. Patent and Trademark Office covering the package of financial services it has developed. CSFB's application is currently pending with the Patent and Trademark Office (Application Number 10/127,121). Premature public access to the details of the transactions covered by CSFB's patent application would compromise CSFB's ability to seek to protect its proprietary business method.

We respectfully request that confidential treatment be accorded for the lesser of (i) 120 days from the date the Staff provides a response to the letter or (ii) such time as the U.S. Patent and Trademark Office grants or denies CSFB's application for a patent or (iii) such time as CSFB withdraws its application to the Patent and Trademark Office. We also wish to point out that if, during the period that confidential treatment is in effect, CSFB engages in transactions as described in the request for interpretive advice, these transactions will be disclosed pursuant to a Section 16 filing.

Thank you for your attention to this matter. If you have any questions regarding this request for confidential treatment, please contact the undersigned at 212-848-7636 or Robert Evans, also of Shearman & Sterling, at 212-848-8830.

Very truly yours,

George Spera /pfg

George Spera

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

212-848-7636

WRITER'S EMAIL ADDRESS:
gspera@shearman.com

March 16, 2004

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Section 16(c) of the Securities Exchange Act of 1934
Rule 16c-4
Request for Interpretive Advice

Ladies and Gentlemen:

We submit this letter on behalf of our client, Credit Suisse First Boston ("CSFB"), to request interpretive advice concerning Rule 16c-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, we request that the Staff confirm our view that, under the circumstances described below, an executive officer subject to Section 16 of the Exchange Act will be considered, for purposes of Rule 16c-4, to own shares of common stock underlying the executive's vested and nonforfeitable employee stock options.[1]

Summary

CSFB proposes to enter into transactions (the "Transactions") with executive officers (each referred to as an "Executive") of one or more publicly traded U.S. companies (each, the "Company") to enable the Executives to limit their exposure to fluctuations in the

[1] A request for confidential treatment is being submitted simultaneously herewith pursuant to 17 C.F.R. §200.81(b).

trading price of the Company's common stock (the "Common Stock"). In all situations covered by this letter, the Common Stock will be of a class that is registered under the Exchange Act, and the Executives will be subject to the reporting requirements and liability provisions of Section 16 of the Exchange Act.

Each Transaction will be entered into between CSFB or an affiliate of CSFB and an Executive who holds vested and currently exercisable compensatory stock options issued by the Executive's Company (the "Employee Options") as part of the Executive's remuneration for services performed for the Company. As a condition to entering into the Transactions, CSFB will require that the Employee Options be vested and exercisable and that they be substantially in-the-money, i.e., the per share exercise price of each option will be substantially less than the market value of the underlying Common Stock on the date the Transactions are entered into.[2] (We refer to the market value of the Common Stock on the date the Transactions are entered into as the "Reference Price"). Each Transaction will involve, among other things, the establishment of a "collar" consisting of two options:

- The Executive will sell CSFB a call option (the "Call Option") on a fixed number of shares of Common Stock exercisable at a price above the Reference Price (the "Call Price"); and

- The Executive will purchase from CSFB a put option (the "Put Option") on the same fixed number of shares of Common Stock exercisable at a price which, depending on the result of negotiations between CSFB and the Executive, will be either at or within 10% above or below the Reference Price (the "Put Price").

In addition, the Transactions will include another put option that will be exercisable only if at the time of settlement the market price of the Common Stock is less than the exercise price of the Employee Options; this supplemental put option will give CSFB the right to put the shares delivered upon settlement back to the Executive at the exercise price of the Employee Options. We discuss the purpose and mechanics of this supplemental put option more fully below.

We refer to the date on which the transaction documents relating to the Call Option and the Put Option are signed (or, if later, the date on which the Call Price and Put Price are fixed) as the "Commencement Date". Once fixed, the Put Price and the Call Price will not be subject to change (except adjustments for stock splits, stock dividends or similar changes in capitalization). The Call Price will in all cases be greater than the Put Price, although the "spread" between these prices will depend on the particular circumstances of each Transaction. Both the Call Option and the Put Option will be "European" style options exercisable on the same fixed date (the "Settlement Date") more than six months after the Commencement Date,

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[2] CSFB does not contemplate any uniform test for determining when Employee Options are "substantially" in the money. Rather, CSFB's determination will depend on fact-specific considerations such as the remaining term of the Employee Options and the volatility of the underlying Common Stock.

but in no event later than the expiration date of the related Employee Options. Settlement of either option may be made by delivery of shares of the Company's common stock or in cash, at the election of the Executive.

The Call Option and the Put Option will cover a number of shares of Common Stock that is no greater than (and may be less than) the number of shares of Common Stock subject to vested, in-the-money Employee Options that the Executive holds on the Commencement Date.[3] To secure the Executive's obligations under the Transactions, CSFB will require the Executive to pledge the Employee Options to CSFB and to provide CSFB with an irrevocable power-of-attorney authorizing CSFB to exercise the Employee Options on the Executive's behalf on the Settlement Date. CSFB will also require the Executive to deposit the exercise price for the Employee Options in escrow with CSFB on the Commencement Date. In the event that the Executive wishes to exercise any Employee Options between the Commencement Date and the Settlement Date, the shares issued upon exercise will be pledged to CSFB (thereby replacing the Employee Options that had been pledged prior to exercise).[4] The Company will agree prior to the Commencement Date to waive any forfeiture conditions that otherwise might apply to the Employee Options (e.g., upon a termination of the Executive's employment with the Company) as well as any transfer restrictions that would preclude pledge of the Employee Options to CSFB.

In all of the cases contemplated by this letter, the premium income attributable to the Executive's writing of the Call Option will not exceed the purchase price attributable to the Put Option.

Depending on the negotiations between CSFB and the Executive, the Executive may have the right under limited circumstances to cancel the Transaction prior to the Settlement Date. Any cancellation would relate to both the Put Option and the Call Option; under no circumstances would the Executive have the ability to cancel one, but not both, of the Put Option and Call Option prior to settlement.

It is our opinion that, for purposes of Rule 16c-4 as applied to the Transactions, the Executives should be considered to own the shares of the Company's Common Stock underlying their Employee Options. We respectfully request that the Division of Corporation Finance concur with our view.

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[3] That is, shares subject to the Executive's Employee Options will be at least equal in number to the shares subject to either of the Call Option and the Put Option, but not necessarily equal to the number of shares subject to both options in the aggregate. As only one of the Put Option or the Call Option will ever be exercised, we understand Rule 16c-4 to be satisfied as long as the Executive owns enough shares to cover exercise of whichever of the options is in fact exercised. See Goldman, Sachs & Co. (SEC Letter, Oct. 11, 1994).

[4] In the event of exercise of any Employee Options pledged in connection with a Transaction, CSFB will release from escrow the appropriate amount of funds needed to pay the exercise price, and the Executive will pledge the shares resulting from exercise to CSFB to replace the cash that has been released. The sole purpose of the pledge of theses shares is to secure the Executive's performance under the Call Option, that is, to ensure that the shares the Executive is required to deliver to CSFB upon exercise of the Call Option will in fact be delivered.

Background

The Company. CSFB will enter into the Transactions that are the subject of this letter only with Executives of issuers that meet the eligibility requirements of Form S-3 (both the registration requirements of General Instruction 1.A to Form S-3 and the transaction requirements for primary offerings of General Instruction 1.B.1) and whose Common Stock is actively traded on a registered national securities exchange or the NASDAQ National Market System . In addition, CSFB will require at the time of entering into the Transactions that the Company have a market capitalization significantly in excess of $75 million in aggregate market value of voting and non-voting common equity securities held by non-affiliates (which is the test under General Instruction 1.B.1 to Form S-3).

The Employee Options. The Staff may assume that each Employee Option will have been awarded under equity incentive plans of each Company as part of the Company's strategy to retain and provide incentives for managerial employees. CSFB will require the Company to confirm that the grants of the Employee Options satisfied the conditions of Rule 16b-3 and that the shares subject to the Employee Options are covered by an effective registration statement on Form S-8.

For managerial employees like the Executives, a substantial portion of personal net worth typically consists of the inherent value of unexercised Employee Options. This situation creates substantial risk for the individual Executive, as a decline in the market value of the Common Stock could have a disproportionate effect on his or her personal financial situation. CSFB seeks to provide the Executives with an opportunity to limit their exposure to fluctuations in the market value of the Common Stock by entering into the Transactions.

The Transactions are designed to limit the Executive's risk during the period between the Commencement Date and the Settlement Date; the price to the Executive for this protection is a diminished ability to profit from a strong performance of the Common Stock during this period. If, on the Settlement Date, the market value of the Common Stock is less than the Put Price, the Executive will exercise the Put Option,[5] and thereby will have protected himself against the incremental decline in the share value below the Put Price. On the other

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[5] CSFB anticipates that the Transaction agreements will generally provide for the settlement formula to be calculated as though the Put Option and Call Option were exercised (or expired) as to 1/20th of the total number of shares subject thereto on each of the 20 trading days preceding the Settlement Date. In such cases, the beginning of the 20 trading-day period will be at least six months after the Commencement Date. Twenty-day averaging is intended to protect both the Executive and CSFB from very short-term, and potentially aberrational, fluctuations in the market value of the Common Stock. We do not believe that this feature of the proposed Transactions has any effect on the Rule 16c-4 analysis presented in this letter or introduces any possibility for speculative abuse. We note nevertheless that this settlement procedure will require the Executive to file multiple Form 4 reports, as the exercise or expiration of a Put or Call Option attributable to any day in the settlement period will need to be reported by the second following business day. (Section 16 reporting of the Transactions is discussed below under "Other Matters – Section 16 Reporting"). For simplicity, in this letter we treat the Transactions as though settlement will be based on the market value of the Common Stock on the Settlement Date, including in our discussion of Section 16 reporting

hand, by selling the Call Option, the Executive will have lost the ability to profit from increases in the value of the Common Stock above the Call Price. The range of potential outcomes for the Executive is thus defined by the "spread" between the Put Price and the Call Price.

Company Cooperation. The Company's cooperation will be necessary in order for the Executive and CSFB to enter into the Transactions. Depending on the terms of the incentive plan under which the Employee Options were awarded, the plan may need to be amended to permit the pledge of the Employee Options to CSFB. Arrangements will also be needed to ensure that the Company will accept notice of exercise of the Employee Options from CSFB on behalf of the Executive. In addition, CSFB will enter into the Transactions only if the Employee Options are free from any risk of forfeiture. In many instances, the original terms of the Employee Options provide that the options might be forfeited prior to their normal expiration date upon the occurrence of certain events, such as termination of the Executive's employment for cause. CSFB will require that the Company have waived all forfeiture terms, or amended the terms of the Employee Options to eliminate all such terms.[6]

Rule 16c-4

Section 16(c) of the Exchange Act generally prohibits short selling by Section 16 insiders.[7] Rule 16c-4 applies the Section 16(c) prohibition to derivative securities by providing that establishing or increasing a put equivalent position will be exempt from Section 16(c) "so long as the amount of securities underlying the put equivalent position does not exceed the amount of underlying securities otherwise owned" by the Section 16 insider.

The entering into of the Call Option and the Put Option will constitute the establishment by the Executive of two put equivalent positions, as defined in Rule 16a-1(h). We believe that, at the time the Executive enters into the Transactions and continuing until the Settlement Date, the Executive should be considered for purposes of Rule 16c-4 to own the shares of Common Stock underlying the Employee Options.

We appreciate that, as a general matter, the Division of Corporation Finance is unwilling to take the view that securities underlying derivative securities are owned for purposes of Rule 16c-4. See Berkshire Hathaway Inc., SEC Letter (March 12, 1997) (Staff response). We understand further that the Staff's position is based on Rule 3b-3 under the Exchange Act, which provides that "[a] person shall be deemed to own a security if ... (4) he has an option to

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6 To the extent that Company action is required to waive or eliminate forfeiture provisions, to permit the pledge of options to CSFB or to permit exercise procedures that vary from the Company's usual practice, CSFB will advise the Company that CSFB and the Staff of the Division of Corporation Finance believe it generally will be appropriate for the Report of the Compensation Committee of the Company's Board of Directors included in the Company's proxy statement for its annual meeting of shareholders, as required by Item 402(k) of Regulation S-K, to disclose the nature of the actions taken and the rationale therefor. The Company and its legal counsel will bear responsibility for determining the content of any required disclosure.

7 The statute reads in relevant part: "It shall be unlawful for any [insider] to sell any equity security of [the relevant] issuer ... if the person selling the security or his principal .. does not own the security sold."

purchase or acquire it and has exercised such option." As pointed out in the incoming letter in Berkshire Hathaway, however, the failure of a Section 16 insider to meet the definition of "own" in Rule 3b-3 should not preclude application of Rule 16c-4 "when the insider's commitments are structured in such a way that the abuse that Rule 16c-4 is designed to prevent cannot occur." We believe, and ask the Staff to concur, that an inference of ownership may be made in the context of the Transactions, as the proposed Transactions are fully compatible with the rationale underlying Rule 16c-4.

When it proposed Rule 16c-4 in 1988, the Commission recognized that the fundamental purpose of Section 16(c) is to preclude Section 16 insiders from taking "short positions in conflict with their fiduciary duties, because insiders could use short positions to manipulate a stock price or to profit by a fall in the price of their company's stock." Release No. 34-26333 (Dec. 2, 1988), §IV.C (the "Proposing Release"). This purpose is not infringed when a Section 16 insider engages in transactions designed to hedge against the risk of loss resulting from a decline in the share price; instead, the Section 16(c) line is crossed when the insider, rather than simply hedging against loss, engages in a transaction that will result in profit from declines in the market price of the securities. In the words of the Proposing Release, the essential consideration is that "an Insider ... not have an economic interest in the poor performance of the issuer's stock." Id.

The Transactions do not give the Executive an interest in seeing the price of the Common Stock decline after the Commencement Date. If, at the Settlement Date, the market value of the Common Stock has declined below the Put Price, the Executive will exercise the Put Option. The Executive will be in the same position as if he had sold the shares underlying the Put Option on the Commencement Date for the Put Price, but will not have derived any incremental benefit from further declines in the shares price below the Put Price. This is the essence of a hedge.

An example may help illustrate this point. Assume the following:

- That the exercise price of the Employee Options is $10;
- That the Reference Price is $40;
- That the Put Price is $37; and
- That the market value of the Common Stock on the Settlement Date is $30.

Under these circumstances, the Executive will exercise the Put Option on the Settlement Date. The Executive would receive $37 from CSFB for shares that have a current value of only $30 and would have insulated himself from $7 of the $10 decline in the market price of the Common Stock between the Commencement Date and the Settlement Date.

If the Put Option is settled in stock, the Executive may exercise Employee Options in order to satisfy his obligation to deliver shares upon exercise of the Put Option. The Executive will realize a gain equal to the difference between the Put Price ($37) and the exercise price of the Employee Options ($10) - that is, a gain of $27. This is the gain that CSFB effectively guaranteed to the Executive when the two parties negotiated the Transactions, neither more nor less. The Executive's position would not be improved if the value of the Common Stock on the Settlement Date had declined to, for example, $25, rather than $30. Once the Put Price and Call Price are established, the Executive's downside risk, as well as his potential gain, is fixed, and the Executive has no interest in any downward movement in the price of the Common Stock.[8]

If the Executive elects cash settlement of the Put Option, CSFB would be required to make a cash payment to the Executive equal to (i) the difference between the Put Price and the market value of the Common Stock on the Settlement Date ($37 - $30 = $7), times (ii) the number of shares subject to the Put Option. By virtue of the cash payment, the Executive's economic interest in those shares will effectively have been "reset" to the Put Price - which is the intended purpose of the Transactions - but he will not have received any benefit from the price decline below the Put Price.

One special, though unlikely, scenario should be addressed: that in which the market value of the Common Stock declines below the exercise price of the Employee Options. In this situation, the Executive would be in a position to profit from the decline in the price of the Common Stock, if he could exercise the Put Option and cover his obligation by purchasing shares at a price lower than the exercise price of the Employee Options.[9] The Transactions will be structured, however, to preclude this possibility. In particular, the Put Option will provide for the following settlement rules, if on the Settlement Date the market price of the Common Stock is less than the exercise price of the Employee Options: (i) if the Executive elects stock settlement, then CSFB will have the right to put the shares delivered upon settlement back to the Executive at the exercise price of the Employee Options; and (ii) if the Executive elects cash

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8 The same economic result would apply if, instead of exercising Employee Options, the Executive covers his obligations under the Put Option by purchasing shares in the market at $30. Here, the Executive would realize a gain of $7 when he delivers the newly purchased shares upon exercise of the Put Option, but he would also have an inherent gain in the shares underlying the Employee Options of $20 (= market value of $30 less exercise price of $10), for a total gain of $27. This is the same total gain that arises when the Executive exercises Employee Options to fund settlement of the Put Option. While the gain the Executive realizes upon delivery of newly purchased shares to satisfy the Put Option would vary proportionately with declines in the market value of the stock (the greater the decline, the greater the gain), any such increase would be offset dollar-for-dollar by a decline in the inherent value of the Employee Options. Thus, even where the Executive buys shares to cover exercise of the Put Option, he has no interest in seeing the value of the Common Stock decline.

9 In the example in the preceding paragraphs, the Put Option ensures that the Executive will have an economic gain of $27 (the Put Price of $37 less the exercise price of the Employee Options of $10) regardless of the market value of the Common Stock on the Settlement Date. If, however, the market value declined to, for example, $5, exercise of the Put Option would enable the Executive to realize a gain of $32 (= $37 less the $5 paid to purchase shares in the market), and the Executive's gain would increase dollar-for-dollar the lower the market value of the Common Stock at the Settlement Date.

settlement, then his cash entitlement will be calculated using the exercise price of the Employee Options, rather than the actual market value of the Common Stock. These provisions will ensure that the Executive's economic gain on the shares subject to the Put Option will be limited to the difference between the Put Price and the exercise price of the Employee Options.[10] We wish to emphasize, moreover, that CSFB will undertake the Transactions only if the Employee Options are substantially in-the-money on the Commencement Date.

The existence of the Call Option similarly presents no opportunity for the Executive to benefit from declines in the price of the Common Stock.[11] CSFB will exercise the Call Option only if the price of the Common Stock on the Settlement Date exceeds the Call Price. Even leaving aside the fact that the shares to be delivered to CSFB will result from exercise of the Employee Options, in this situation there clearly is no opportunity for the Executive to profit by a declining share price, as the price will have moved in the opposite direction.

The situation presented by the proposed Transactions can usefully be compared to that which the Staff considered in Berkshire Hathaway Inc., supra. There, the Staff agreed that Berkshire would be considered to own, for Rule 16c-4 purposes, shares of common stock of Salomon Inc. underlying shares of a convertible Salomon Inc. preferred stock. In reaching this conclusion, the Staff took particular note of the representation of the requesting party "that Berkshire will receive no net economic or other benefit if the price of Salomon Common Stock falls."

The same consideration applies here: the Executive will receive no net economic or other benefit from the Transactions as a result of a decline in the price of the Common Stock

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[10] To illustrate, assume the same facts as in the example analyzed in text, except that the market value of the Common Stock on the Settlement Date is $5, and further assume that the contract is stock settled. If the Executive could cover his obligation by purchasing shares at $5, he would realize a gain of $32 - that is, $5 more than the $27 fixed in the contract with CSFB. To prevent this result, CSFB will have the right to put the shares back to the Executive at $10, the exercise price of the Employee Options. Upon conclusion of the transactions, the Executive will have received $37 in cash from CSFB and will be holding shares worth $5, for a total of $42 of value, but he will have incurred cash outlays of $17 ($5 to cover his obligation by purchasing shares and $10 to satisfy his obligation under CSFB's put right). Thus his total gain will be limited to $27.

The arrangements, in effect, provide for the Executive to be long a put at $37 and short a put (on the same number of shares) at $10. Regardless of the amount by which the value of the Common Stock is less than $37 on the Settlement Date, the value realized by the Executive with respect to those shares will equal the "put spread" of $27.

[11] Using the facts of the example analyzed in text (Reference Price of $40, Put Price of $37 and fair market value of the Common Stock on the Settlement Date of $30), and further assuming a Call Price of $42 (as the Call Price will always exceed the assumed Reference Price of $40), the Call Option would be out-of-the-money on the Settlement Date and would expire unexercised. Clearly, the Call Option will not have resulted in the Executive realizing any gain from the decline in value of the Common Stock.

The Call Option is included in the Transactions in part to contain the cost of the Transactions to the Executive, who would otherwise be required to make a significant payment to CSFB to purchase the Put Option.

at any time between the Commencement Date and the Settlement Date. This inability to profit from declines in the value of the Common Stock reflects the financial character of the Executive's position as a long security position even prior to his exercise of the Employee Options. As noted above, all of the Employee Options will be substantially in-the-money on the Commencement Date; they will be fully vested and exercisable; the Executive will have deposited the exercise price with CSFB in connection with his pledge of the Employee Options; and the Company will have waived any forfeiture conditions that otherwise might have applied to the Employee Options during the term of the Put and Call Options. The Executive's economic position - indeed, even his out-of-pocket cash position - will be the same as if he had submitted a notice of exercise to the Company. Moreover, in the one situation in which the Executive might be considered to have an interest in a decline in the market price of the Common Stock (namely, that in which the market price declines below the exercise price of the Employee Options), this interest will be negated by the settlement rules discussed above. CSFB's willingness to enter into the Transactions reflects its judgment that the Executive is in substantially the same economic position prior to as after exercise of the Employee Options.

Finally, we wish to emphasize that there will be no question as to the availability of the shares underlying the Employee Options, as the Employee Options will be fully vested and exercisable at all times and the Company will have waived all forfeiture conditions. The Executive will have deposited the exercise price for the Employee Options with CSFB and have irrevocably consented to CSFB's exercising the Employee Options on his behalf; no further action will be required of the Executive in order for the Employee Options to be exercised and the underlying shares of Common Stock to be issued. These features of the proposed Transactions should allay any concern the Staff may have in other contexts in which a Section 16 insider establishes a put equivalent position covering shares that are subject to derivative securities, but where the shares may not be readily available for delivery.[12]

Other Matters

In order to provide the Staff with a more complete understanding of the Transactions, we address below certain additional issues arising under the federal securities laws. We are not asking the Staff to confirm the views expressed herein.

Section 16 Reporting. The Transactions will entail the filing by each Executive of reports under Section 16, both in connection with the entering into of the Transactions and in connection with their settlement.[13]

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[12] Compare Berkshire Hathaway, where the incoming letter noted specifically that the preferred stock was convertible "at any time" into common stock. The Executive's fully vested Employee Options similarly may be converted at any time into outstanding shares of Common Stock (which would then be pledged to CSFB pending settlement of the Call Option or Put Option, as applicable).

[13] CSFB will advise each Executive that, based on its discussions with the Staff of the Division of Corporation Finance relating to this letter, CSFB believes that the Section 16 reporting principles described below set forth the appropriate reporting approach for the Transactions. Each Executive, however, will remain responsible for

We believe that each Executive will be required to report the entering into of the Put Option and the Call Option as separate transactions not exempt from potential Section 16(b) liability. Each Executive would file a Form 4 report by the second business day following the Commencement Date and would include on Table II of the report separate entries for the Executive's purchase of the Put Option and sale of the Call Option.[14] We assume that each Executive will have reported on an earlier report (or reports) on Form 4 or Form 5 the awarding of the Employee Options that are pledged to CSFB in connection with the transactions.

If either of the Put Option or Call Option is in-the-money on the Settlement Date and exercised, we believe that its exercise will be exempt from Section 16(b) liability pursuant to Rule 16b-6(b). This exercise would be disclosed on a Form 4 filed no later than the second business day following the Settlement Date, as described more fully in the following paragraphs. (We refer to this Form 4 as the "Settlement Date Form 4".) Whichever of the Put Option and Call Option is not in-the-money will expire unexercised. This expiration will similarly be reported as an exempt transaction[15] and will be disclosed as a separate line item on Table II of the Settlement Date Form 4. If both the Put Option and the Call Option are out-of-the-money on the Settlement Date, they will both expire unexercised, and these expirations will be reported as separate exempt transactions on the Settlement Date Form 4.

Reporting of the exercise of the Put Option or Call Option on the Settlement Date and of related transactions will depend in part on whether the Executive has elected stock settlement or cash settlement, as follows:

(i) Stock Settlement. If the Executive elects stock settlement, he or she will be obligated to deliver to CSFB the number of shares subject to whichever of the Put Option or Call Option is exercised. We believe the following reporting should be made: (A) on Table II of the Settlement Date Form 4, the Executive would report the exempt closing of the applicable Put

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the content and timely filing of his or her Section 16 reports, and we cannot confirm in advance that each Executive will follow CSFB's advice to adopt the approach to reporting described in this letter.

14 Purchase of the Put Option would be assigned transaction codes "P/K" (the "K" indicating a transaction in an equity swap or transaction with similar characteristics). Sale of the Call Option would be assigned transaction codes "S/K."

15 Expiration of the Put Option would be exempt from Section 16(b) pursuant to Rule 16b-6(d) (exempting the expiration of long derivative security positions where no value is received from the expiration). In accordance with the position set forth in Release 34-34514 n.107 (Aug. 10, 1994), CSFB will advise the Executive to report the expiration of the Put Option on the Settlement Date Form 4. With respect to the Executive's (short) Call Option, the Staff has previously taken the position that the expiration of a call option written by an insider is exempt from Section 16(b) if the expiration occurs more than six months after the date the option was written. See Sullivan & Cromwell (Nov. 17, 1993). Expiration of the Call Option would be reported using codes "E/K" (expiration of short derivative position/transaction in equity swap or instrument with similar characteristics). As there is no reporting code for expiration of long derivative security positions where no value is received, expiration of the Put Option would be reported using code "K" with an accompanying footnote explanation.

Option or Call Option; and (B) on Table I, the Executive would report the exempt disposition of the number of shares subject to the applicable Put Option or Call Option.[16]

In addition, settlement, if made in stock, will generally result in exercise of some or all of the related Employee Options, to the extent that the Executive use shares resulting from exercise to deliver shares upon settlement of the Put Option or Call Option, as the case may be. We believe that any such exercise of Employee Options, and attendant delivery of shares, should be reported as follows: (A) exercise of the Employee Options will be shown as the exempt exercise of a derivative security position on Table II of the Settlement Date Form 4; (B) issuance of shares to the Executive upon exercise of the Employee Options will be shown as an exempt acquisition of such shares on Table I of the Settlement Date Form 4.[17]

(ii) Cash Settlement. If the Executive elects cash settlement, there will be no delivery of shares to CSFB at settlement. Instead, there will be a cash payment from CSFB to the Executive or vice versa, depending on the market value of the Common Stock on the Settlement Date.

Whichever of the Put Option or Call Option is in-the-money on the Settlement Date and exercised would be reported in the same manner as described above for the case of stock settlement. As noted above, this reporting would include on Table I of the Settlement Date Form 4 disclosure of an exempt disposition by the Executive of the number of shares subject to whichever of the Put Option or Call Option is exercised. As these shares will not actually change hands between the Executive and CSFB at settlement, we believe that settlement includes, and that the Executive should report, an additional, embedded transaction, namely, a non-exempt acquisition of the same number of shares on the Settlement Date, at a price equal to the market value of the Common Stock on the Settlement Date. This acquisition would be reported on Table I of the Settlement Date Form 4 as a separate line item and would be assigned code "P/K."[18]

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[16] In each case the reported transaction would be exempt pursuant to Rule 16b-6(b) and would be assigned codes "X/K" ("X" being the code for exercise of an in-the-money derivative security position).

[17] The transactions would be exempt pursuant to Rule 16b-3(d) and would be assigned code "M" (exercise or conversion of derivative security exempt pursuant to Rule 16b-3). Alternatively, the exercises could be considered exempt under Rule 16b-6(b) and assigned code "X."

[18] In order to keep the foregoing discussion of Section 16 reporting relatively straightforward, we have not taken into account the special put right, discussed below, which will be exercised by CSFB only if the market value of the Common Stock on the Settlement Date is less than the exercise price of the underlying Employee Options. This would be shown on Table II of the Form 4 filed by the Executive in connection with the entering into of the Transactions as a third derivative security (sale of a call equivalent position (short put)). If, as CSFB considers likely, this derivative security position expires out-of-the-money on the Settlement Date, its expiration would be reported as an exempt transaction on Table II of the Settlement Date Form 4; if it were in-the-money on the Settlement Date, it would be exercised by CSFB, and the reporting treatment discussed in text for the Put and Call Options would apply *mutatis mutandis*.

If there is a cash payment due to CSFB from the Executive, the Executive may elect to exercise some or all of the Employee Options and sell shares resulting from exercise in order to generate cash to meet his or her obligations to CSFB. Exercise of Employee Options would be reported as described above for the case of stock settlement; in addition, any sale of shares issued to the Executive upon exercise of Employee Options would be reported on Table I of the Settlement Date Form 4 as a non-exempt disposition of those shares (code "S").

Resales. The Transactions may result in market sales of shares of Common Stock issued upon exercise of Employee Options. Sales could occur in several circumstances. If the Executive elects cash settlement for the Transactions and, at settlement, has an obligation to deliver cash to CSFB, the Executive may exercise Employee Options and sell shares resulting from exercise in order to obtain cash to meet the settlement obligation.[19] If the Executive elects stock settlement, CSFB may sell shares delivered to it upon exercise of the Put Option or Call Option.

We assume that most, if not all, Executives will be considered "affiliates" of the relevant Company within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").[20] Shares issued to such Executives by the relevant Company upon exercise of Employee Options will consequently be considered "control securities" within the meaning of General Instruction C.1(a) to Form S-8. We believe that affiliate Executives could resell shares acquired upon exercise of Employee Options either in reliance on Rule 144 (without regard to the holding period requirement of Rule 144(d)) or pursuant to a registration statement on Form S-8 by means of a reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3. See Form S-8, General Instruction C.1.

For purposes of the Rule 144(e) volume limitations, we believe that the amount of shares subject to the Call Option and the Put Option would need to be aggregated with certain other sales by the Executive.[21] CSFB will advise the Executive that the amount of shares subject to the Put Option and Call Option should be taken into account for Rule 144(e) purposes at the Commencement Date and, if either the Call Option or the Put Option is exercised and settled in stock, at the Settlement Date as well.[22] In addition, if the Executive elects cash settlement of the Transactions and sells shares obtained upon exercise of Employee Options in order to fund his

[19] The contractual arrangements between CSFB and the Executive will not require the Executive to exercise the Employee Options if the Executive can satisfy his cash settlement obligation using other resources.

[20] The determination as to whether a particular Executive should be considered an affiliate will be made by the relevant Company and its counsel.

[21] Issues relating to the application of the volume limitations of Rule 144(e) to options are discussed in Release No. 33-6099 (Aug. 2, 1979), Q. 69 through Q.79.

[22] As only one of the Put Option or Call Option can be exercised, we believe that the Rule 144(e) calculation need take account of only the number of shares subject to either Option. In addition, for purposes of this discussion we assume that the Executive will continue to be an affiliate of the Company through the Settlement Date.

settlement obligation, these sales will need to be included, at the time of sale, with any other sales made by the Executive during the preceding three months for Rule 144(e) purposes.

In connection with a particular Transaction, CSFB may negotiate registration rights with the Company employing the relevant Executive, in order to have the ability to dispose of shares that it acquires as a result of stock settlement of the Transaction in sales made pursuant to an effective registration statement under Section 5 of the Securities Act. To the extent that CSFB does not obtain registration rights in a given Transaction, CSFB will dispose of such shares only in a sale complying with Rule 144 or in transactions otherwise exempt from the registration requirements of Section 5.

CSFB Risk Management. CSFB will manage its exposure to the Common Stock on a portfolio basis. Entering into the Transactions will likely result in CSFB establishing an initial hedge position through short sales of Common Stock. Changes in the market value of the Common Stock will affect the value of the Transactions to CSFB and therefore may result in CSFB dynamically adjusting its position from time to time; these adjustments may include purchases of Common Stock or additional short sales. We are not requesting advice from the Staff under the Securities Act with respect to CSFB's risk management activities.

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We respectfully request that the Staff consider our views and provide its response at its earliest possible convenience. If the Staff contemplates issuing a response that differs from our views set forth above, we would appreciate an opportunity for a conference to elaborate our views prior to receipt of a written response.

If you have any questions regarding this request, or desire any additional information, please contact the undersigned at 212-848-7636 or, in my absence, Robert Evans of Shearman & Sterling at 212-848-8830. In compliance with Securities Act Release No. 6269 (Dec. 5, 1980), we have enclosed an original and seven copies of this letter.

Thank you very much for your attention to this matter.

Very truly yours,

George Spera /pfg

George Spera

cc: Daniel N. Budofsky
Barbara Nims
-- Davis Polk & Wardwell